UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Fauquier Bankshares, Inc.

(Name of Issuer)

Common Stock, par value $3.13 per share

(Title of Class of Securities)

312059108

(CUSIP Number)

David M. van Roijen
2014 Monacan Trail Road
Charlottesville, VA 22903
(434) 977-4299

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

April 1, 2009

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 312059108

1.	NAMES OF REPORTING PERSONS David Montrose van Roijen
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER	0 shares
	8.	SHARED VOTING POWER	261,119 shares (1)
	9.	SOLE DISPOSITIVE POWER	29,000 shares
	10.	SHARED DISPOSITIVE POWER	12,800 shares (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 261,119 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3% (3)
14.	TYPE OF REPORTING PERSON IN

(1) As discussed in Item 6 below, under applicable SEC rules, the Reporting Persons are deemed to be acting as a group with respect to the voting of their shares.  The group formed thereby is deemed to own beneficially an aggregate of 261,119 shares of Common Stock consisting of all of the Common Stock beneficially owned by the Reporting Persons on an aggregate basis.

(2) These shares are held by the Grandchildren of R.D. van Roijen Trust, of which David M. van Roijen and Peter P. van Roijen are co-trustees with a third party.  Voting and investment decisions with respect to the shares held by the trust require the approval of a majority of the trustees of the trust.  As of April 2, 2009, David M. van Roijen and Peter P. van Roijen agreed to vote these shares in favor of the election of each of David M. van Roijen and C. Hunton Tiffany as directors at the annual meeting of shareholders of Fauquier Bankshares, Inc. to be held May 19, 2009.  As a result of this agreement, these 12,800 shares are deemed to be beneficially owned by each of Mr. David van Roijen and Mr. Peter P. van Roijen (and therefore each of the reporting persons) for purposes of inclusion in this Schedule 13D.

(3)  Based on 3,592,057 shares of the Company's Common Stock outstanding as of March 10, 2009, as set forth in the Company's annual report on Form 10-K filed with the SEC on March 16, 2009.

CUSIP No. 312059108

1.	NAMES OF REPORTING PERSONS Currell Hunton Tiffany
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER	0 shares
	8.	SHARED VOTING POWER	261,119 shares (1)
	9.	SOLE DISPOSITIVE POWER	116,237 shares
	10.	SHARED DISPOSITIVE POWER	0 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 261,119 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3% (2)
14.	TYPE OF REPORTING PERSON IN

(1) As discussed in Item 6 below, under applicable SEC rules, the Reporting Persons are deemed to be acting as a group with respect to the voting of their shares.  The group formed thereby is deemed to own beneficially an aggregate of 261,119 shares of Common Stock consisting of all of the Common Stock beneficially owned by the Reporting Persons on an aggregate basis.

(2) Based on 3,592,057 shares of the Company's Common Stock outstanding as of March 10, 2009, as set forth in the Company's annual report on Form 10-K filed with the SEC on March 16, 2009.

CUSIP No. 312059108

1.	NAMES OF REPORTING PERSONS Susanne McClenaghan Tiffany
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO (1)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER	0 shares
	8.	SHARED VOTING POWER	261,119 shares (1)
	9.	SOLE DISPOSITIVE POWER	31,142 shares (2)
	10.	SHARED DISPOSITIVE POWER	0 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 261,119 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3% (3)
14.	TYPE OF REPORTING PERSON IN

(1) As discussed in Item 6 below, under applicable SEC rules, the Reporting Persons are deemed to be acting as a group with respect to the voting of their shares.  The group formed thereby is deemed to own beneficially an aggregate of 261,119 shares of Common Stock consisting of all of the Common Stock beneficially owned by the Reporting Persons on an aggregate basis.

(2) Certain of the shares were acquired by gift from Currell Hunton Tiffany.

(3) Based on 3,592,057 shares of the Company's Common Stock outstanding as of March 10, 2009, as set forth in the Company's annual report on Form 10-K filed with the SEC on March 16, 2009.

CUSIP No. 312059108

1.	NAMES OF REPORTING PERSONS Peter Portner van Roijen
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER	0 shares
	8.	SHARED VOTING POWER	261,119 shares (1)
	9.	SOLE DISPOSITIVE POWER	18,400 shares
	10.	SHARED DISPOSITIVE POWER	12,800 shares (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 261,119 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3% (3)
14.	TYPE OF REPORTING PERSON IN

(1) As discussed in Item 6 below, under applicable SEC rules, the Reporting Persons are deemed to be acting as a group with respect to the voting of their shares.  The group formed thereby is deemed to own beneficially an aggregate of 261,119 shares of Common Stock consisting of all of the Common Stock beneficially owned by the Reporting Persons on an aggregate basis.

(2) These shares are held by the Grandchildren of R.D. van Roijen Trust, of which David M. van Roijen and Peter P. van Roijen are co-trustees with a third party.  Voting and investment decisions with respect to the shares held by the trust require the approval of a majority of the trustees of the trust.  As of April 2, 2009, David M. van Roijen and Peter P. van Roijen agreed to vote these shares in favor of the election of each of David M. van Roijen and C. Hunton Tiffany as directors at the annual meeting of shareholders of Fauquier Bankshares, Inc. to be held May 19, 2009.  As a result of this agreement, these 12,800 shares are deemed to be beneficially owned by each of Mr. David van Roijen and Mr. Peter P. van Roijen (and therefore each of the reporting persons) for purposes of inclusion in this Schedule 13D.

(3)  Based on 3,592,057 shares of the Company's Common Stock outstanding as of March 10, 2009, as set forth in the Company's annual report on Form 10-K filed with the SEC on March 16, 2009.

 CUSIP No. 312059108

1.	NAMES OF REPORTING PERSONS William E. Sudduth
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (1)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER	0 shares
	8.	SHARED VOTING POWER	261,119 shares (1)
	9.	SOLE DISPOSITIVE POWER	0 shares
	10.	SHARED DISPOSITIVE POWER	3,540 shares (2)(3)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 261,119 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3% (4)
14.	TYPE OF REPORTING PERSON IN

(1) As discussed in Item 6 below, under applicable SEC rules, the Reporting Persons are deemed to be acting as a group with respect to the voting of their shares.  The group formed thereby is deemed to own beneficially an aggregate of 261,119 shares of Common Stock consisting of all of the Common Stock beneficially owned by the Reporting Persons on an aggregate basis.

(2) The shares were acquired by gift and inheritance.

(3) William E. Sudduth shares voting and investment power over these shares with Angelica R. Sudduth, his wife.

(4) Based on 3,592,057 shares of the Company's Common Stock outstanding as of March 10, 2009, as set forth in the Company's annual report on Form 10-K filed with the SEC on March 16, 2009.

CUSIP No. 312059108

1.	NAMES OF REPORTING PERSONS Richard C. Stoker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER	0 shares
	8.	SHARED VOTING POWER	261,119 shares (1)
	9.	SOLE DISPOSITIVE POWER	50,000 shares
	10.	SHARED DISPOSITIVE POWER	0 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 261,119 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3% (2)
14.	TYPE OF REPORTING PERSON IN

(1) As discussed in Item 6 below, under applicable SEC rules, the Reporting Persons are deemed to be acting as a group with respect to the voting of their shares.  The group formed thereby is deemed to own beneficially an aggregate of 261,119 shares of Common Stock consisting of all of the Common Stock beneficially owned by the Reporting Persons on an aggregate basis.

(2) Based on 3,592,057 shares of the Company's Common Stock outstanding as of March 10, 2009, as set forth in the Company's annual report on Form 10-K filed with the SEC on March 16, 2009.

Item 1.	Security and Issuer.

This Amendment No. 1 to Schedule 13D amends the Schedule 13D originally filed by the reporting persons with the Securities and Exchange on April 7, 2009 and relates to shares of Common Stock, par value $3.13 per share, of Fauquier Bankshares, Inc., a Virginia corporation ("Fauquier Bankshares" or the "Company"), whose principal executive office is located at 10 Courthouse Square, Warrenton, Virginia 20186.

Item 2.	Identity and Background.

This Statement is filed by David M. van Roijen, C. Hunton Tiffany, Susanne M. Tiffany, Peter P. van Roijen, William E. Sudduth and Richard C. Stoker, who are collectively referred to herein as the "Reporting Persons."

(a)-(c)

a.	Name: David M. van Roijen
b.	Address: Crest Orchard, Box 7544, Charlottesville, Virginia 22906
c.	Occupation: Owner, Crest Orchard, Box 7544, Charlottesville, VA 22906 VA

a.	Name: C. Hunton Tiffany
b.	Address: 7176 Homestead Court, Warrenton, VA 20186
c.	Occupation: Board of Directors, Fauquier Health System; Board of Trustees, Fauquier Hospital, 500 Hospital Drive Warrenton, VA 20186

a.	Name: Susanne M. Tiffany
b.	Address: 7176 Homestead Court, Warrenton, VA 20186
c.	Occupation: Retired

a.	Name: Peter P. van Roijen
b.	Address: Box 332, Wilson, WY 83014
c.	Occupation: Self-employed

a.	Name: William E. Sudduth
b.	Address: 273 Waterloo Street, Warrenton, VA 20186
c.	Occupation: Owner, Sudduth Memorials, 273 Waterloo St., Warrenton, VA 20186

a.	Name: Richard C. Stoker
b.	Address: 2980 N. Atlantic Blvd., Ft. Lauderdale, FL 33308
c.	Occupation: Retired

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Reporting Persons is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

Each of the Reporting Persons purchased the Common Stock of the Company beneficially owned by them using personal funds, except with respect to Susanne M. Tiffany, who acquired certain of her shares by gift from C. Hunton Tiffany, and with respect to William E. Sudduth, who acquired his shares via gift and inheritance.  43,730 of the shares held by C. Hunton Tiffany were acquired via exercise of stock options granted by the Company.

Item 4.	Purpose of Transaction.

On March 19, 2009, William E. Sudduth delivered a letter to the Company informing the Company's Board of Directors of his intention to nominate David M. van Roijen and C. Hunton Tiffany for election to the Board of Directors of the Company (see Exhibit 99.1 hereof) at the Company's upcoming Annual Meeting of Shareholders scheduled to be held on May 19, 2009 (the “Annual Meeting”). The Reporting Persons have agreed to vote their shares for the election of David M. van Roijen and C. Hunton Tiffany and certain of the Reporting Persons have agreed to provide personal and/or financial assistance to further this goal (see Item 6 below). In addition to supporting alternative candidates for director, the Reporting Persons have agreed to oppose the Company's proposal to approve an amendment to the Company’s articles of incorporation to authorize 2,000,000 shares of preferred stock. The Reporting Persons plan to solicit proxies from shareholders of the Company with respect to the upcoming Annual Meeting, and in connection therewith, filed a preliminary proxy statement with the Securities and Exchange Commission on April 8, 2009.

Except as described above in this Item 4 and herein, the Reporting Persons have no specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

The following information is based on 3,592,057 shares of the Company's Common Stock outstanding on March 10, 2009, as set forth in the Company's annual report on Form 10-K filed with the SEC on March 16, 2009:

(a) The aggregate number of shares of the Company's Common Stock beneficially owned by each Reporting Person covered by this statement is as follows:

Name	Number of Shares		Percentage
David Montrose van Roijen	261,119	(1)	7.3%
C. Hunton Tiffany	261,119	(1)	7.3%
Susanne McClenaghan Tiffany	261,119	(1)	7.3%
Peter P. van Roijen	261,119	(1)	7.3%
William E. Sudduth	261,119	(1)	7.3%
Richard C. Stoker	261,119	(1)	7.3%

(b)

(1) Number of shares as to which David M. van Roijen has:
(i) Sole power to vote or to direct the vote: 0
(ii) Sole power to dispose or to direct the disposition of: 29,000
(iii) Shared power to dispose or to direct the disposition of: 12,800 (2)

(2) Number of shares as to which C. Hunton Tiffany has:
(i) Sole power to vote or to direct the vote: 0
(ii) Sole power to dispose or to direct the disposition of: 116,237
(iii) Shared power to dispose or to direct the disposition of: 0

(3) Number of shares as to which Susanne M. Tiffany has:
(i) Sole power to vote or to direct the vote: 0
(ii) Sole power to dispose or to direct the disposition of: 31,142
(iii) Shared power to dispose or to direct the disposition of: 0

(4) Number of shares as to which Peter P. van Roijen has:
(i) Sole power to vote or to direct the vote: 0
(ii) Sole power to dispose or to direct the disposition of: 18,400
(iii) Shared power to dispose or to direct the disposition of: 12,800 (2)

 (5) Number of shares as to which William E. Sudduth has:
(i) Sole power to vote or to direct the vote: 0
(ii) Sole power to dispose or to direct the disposition of: 0
(iii) Shared power to dispose or to direct the disposition of: 3,540

(6) Number of shares as to which Richard C. Stoker has:
(i) Sole power to vote or to direct the vote: 0
(ii) Sole power to dispose or to direct the disposition of: 50,000
(iii) Shared power to dispose or to direct the disposition of: 0

______________________________

(1)  The Reporting Persons are deemed to be acting as a group with respect to the voting of their shares.  The group is deemed to own beneficially an aggregate of 261,119 shares of Common Stock consisting of all of the Common Stock beneficially owned by the Reporting Persons on an aggregate basis.

(2) These shares are held by the Grandchildren of R.D. van Roijen Trust, of which David M. van Roijen and Peter P. van Roijen are co-trustees with a third party.  Voting and investment decisions with respect to the shares held by the trust require the approval of a majority of the trustees of the trust.  As of April 2, 2009, David M. van Roijen and Peter P. van Roijen agreed to vote these shares in favor of the election of each of David M. van Roijen and C. Hunton Tiffany as directors at the Annual Meeting.  As a result of this agreement, these 12,800 shares are deemed to be beneficially owned by each of Mr. David van Roijen and Mr. Peter P. van Roijen (and therefore each of the reporting persons) for purposes of inclusion in this Schedule 13D.

As discussed in Item 6, under applicable SEC rules, the Reporting Persons are deemed to be acting as a group with respect to the voting of their shares.  The group formed thereby is deemed to own beneficially an aggregate of 261,119 shares of Common Stock consisting of all of the Common Stock beneficially owned by the Reporting Persons on an aggregate basis, which constitutes approximately 7.3% of the outstanding Common Stock of the Company as of March 10, 2009.

(c) During the past 60 days none of the Reporting Persons have either purchased or sold any shares of the Company's securities.

(d) None.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons have orally agreed to work together to elect David M. van Roijen and C. Hunton Tiffany to the Company's Board of Directors, which agreement includes each of the Reporting Persons' agreement to vote his/her shares for David M. van Roijen and C. Hunton Tiffany and the agreement of certain of the Reporting Persons to lend personal and/or financial support for the expenses of the election. As a result of this agreement, the Reporting Persons are deemed to be acting as a "group" under applicable SEC rules to further this goal. In addition to supporting alternative candidates for director, the Reporting Persons have agreed to oppose the Company's proposal to approve an amendment to the Company’s articles of incorporation to authorize 2,000,000 shares of preferred stock.

Except as otherwise provided herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons and between the Reporting Persons and any other person with respect to any securities of the Company.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description
99.1	Notice of Intent to Nominate Directors, dated March 19, 2009 from William E. Sudduth to the Company (1)
99.2	Joint Filing Agreement (1)
99.3	Power of Attorney granted by Susanne M. Tiffany (1)
99.4	Power of Attorney granted by Peter P. van Roijen (1)
99.5	Power of Attorney granted by William E. Sudduth (1)
99.6	Power of Attorney granted by Richard C. Stoker (1)

(1) Filed with the Schedule 13D filed by the reporting persons with the Securities and Exchange Commission on April 7, 2009 and incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 20, 2009

David M. van Roijen

/s/ David M. van Roijen
Name/Title: David M. van Roijen, an individual

C. Hunton Tiffany

/s/ C. Hunton Tiffany
Name/Title: C. Hunton Tiffany, an individual

Susanne M. Tiffany

/s/ C. Hunton Tiffany, Attorney-in-Fact
Name/Title: C. Hunton Tiffany, Attorney-in-Fact

Peter P. van Roijen

/s/ David M. van Roijen, Attorney-in-Fact
Name/Title: David M. van Roijen, Attorney-in-Fact

William E. Sudduth

/s/ C. Hunton Tiffany
Name/Title: C. Hunton Tiffany, Attorney-in-Fact

Richard C. Stoker

/s/ C. Hunton Tiffany
Name/Title: C. Hunton Tiffany, Attorney-in-Fact